March 30, 2020

Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corp.
12301 West Wirth St.
Wauwatosa, WI 53222

       Re: Briggs & Stratton Corp.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Form 10-Q for the Fiscal Quarter Ended December 29, 2019 File No. 001-01370

Dear Mr. Schwertfeger:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology